September 18, 2019

Alan Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT, Inc.
1845 Walnut Street, 18th Floor
Philadelphia, Pennsylvania 19103

       Re: Resource Real Estate Opportunity REIT, Inc.
           Registration Statement on Form S-11
           Filed September 4, 2019
           File No. 333-233626

Dear Mr. Feldman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities